Schedule A

Transactions – Past 60 days

The Reporting Person effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Person during the sixty days prior to and including January 8, 2025 (date range: November 10, 2024 through January 8, 2025):

12/9/2024	Bought 1,655 shares at $11.7666
12/10/2024	Bought 23,014 shares at $11.8493
12/11/2024	Bought 4,334 shares at $11.8447
12/17/2024	Bought 10,797 shares at $11.884
12/18/2024	Bought 10,595 shares at $11.8978
12/19/2024	Bought 1,316 shares at $11.8896
12/20/2024	Bought 112,394 shares at $11.8997
12/27/2024	Bought 15,000 shares at $11.30
12/31/2024	Bought 240,609 shares at $11.2496